Filed by Atheros Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File No.: 001-33879

FINAL TRANSCRIPT

Conference Call Transcript ATHR - Q3 2009 Atheros Communications, Inc. Earnings Conference Call Event Date/Time: Oct. 19. 2009 / 2:00PM PT

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CORPORATE PARTICIPANTS

David Allen

Atheros Communications, Inc. - IR

Craig Barratt

Atheros Communications, Inc. - CEO & President

Jack Lazar

Atheros Communications, Inc. - CFO & VP of Corporate Development

CONFERENCE CALL PARTICIPANTS

Daniel Amir

Lazard Capital Markets - Analyst

Gus Richard

Piper Jaffray & Co. - Analyst

Brett Cairo

Caris & Company - Analyst

Gary Mobley

Noble Financial Group - Analyst

Dan Morris

Oppenheimer & Co. - Analyst

Romit Shah

Barclays Capital - Analyst

Tore Svanberg

Thomas Weisel Partners - Analyst

Aalok Shah

D.A. Davidson & Co. - Analyst

Dunham Winoto

Avian Securities - Analyst

Adam Benjamin

Jefferies & Company - Analyst

Stephen Patel

Mark McKechnie - Analyst

Eric Zernatti

BAS-ML - Analyst

Quinn Bolton

Needham & Company - Analyst

PRESENTATION

Operator

Good afternoon. I will be your conference operator today. At this time, I would like to welcome everyone to the Atheros third quarter 2009 financial results conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. (Operator Instructions). I would now like to turn the call over to David Allen. You may begin, sir.

David Allen - Atheros Communications, Inc. - IR

Thank you, operator. Good afternoon, everybody, and welcome to Atheros Communications’ third quarter 2009 financial results conference call. Joining me today are Dr. Craig Barratt, President and CEO; Jack Lazar, Chief Financial Officer and VP of Corporate Development.

Before we begin, I’d like to remind you that various remarks we make on this call — including those about projected future financial results, including revenue, expenses, and earnings as well as remarks related to economic and market trends; product benefits; our future plans, prospects and growth opportunities; the continued adoption of products; the anticipated benefits of our diversification strategy; our plans to acquire Intellon and the benefits associated with that planned acquisition; and our customers, competitive position, market share, and leadership position in various markets constitute forward-looking statements. These forward-looking statements and all other statements that may be made on this call that are not historical facts are subject to a number of risks and uncertainties that may cause actual results to differ materially.

These forward-looking statements speak only as the date hereof and we do not undertake any obligation to update these forward-looking statements. We refer you to our annual report on Form 10-K for the year ended December 31, 2008, in particular to the section entitled Risk Factors, and to other reports that we may file from time to time with the SEC, including our Form 10-Q for the second quarter of 2009 filed in July and the Form 10-Q for the third quarter we intends to file later today for additional information on the factors that could cause actual results to differ materially from our current expectations.

We report net income or loss and basic and diluted net income or loss per share in accordance with GAAP and additionally on a nonGAAP basis often referred to as pro forma. The company’s management believes nonGAAP information is useful because it can enhance the understanding of our ongoing economic performance. We use nonGAAP reporting internally to evaluate and manage our own operations. We have chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the company analyzes its own operating results. A full reconciliation of GAAP to nonGAAP financial data can be found in our earnings press release issued earlier today, and we ask that you consider this information in conjunction with this call. All numbers that are discussed on today’s call are nonGAAP unless otherwise noted. In addition to this reconciliation schedule, we have also posted on our Investor Relations section of Atheros.com a spreadsheet with supplemental financial data for your reference.

I will now turn the call over to the Atheros President and CEO, Dr. Craig Barratt. Craig?

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thanks, Dave, and thanks to everyone for joining us today. In the third quarter, Atheros had another outstanding quarter. Our revenue of $156.6 million represented an increase of 40% sequentially and was above our revised guidance of $145 million to $150 million or 29% to 34% growth. Net income for the third quarter was $29.3 million or earnings of $0.46 per diluted share, $0.07 above the high-end of our revised guidance of $0.35 to $0.39. Third quarter gross margin of 48.4% also exceeded the guided range of 47.5% to 48% and operating profit increased to 19.4%. Jack will discuss the numbers in more detail and provide our guidance for the fourth quarter.

It was just under a year ago when the full force of the economic downturn became apparent to us and we made a conscious decision to increase our focus on technology innovation, product execution, market share gains, and the continued diversification of our businesses, but to do so with an emphasis on disciplined expense control. Our record revenue and profits in the third quarter demonstrate that this strategy is starting to pay off. One example is the highly-successful launch of our single stream 11n Align products, which have been rapidly and widely adopted by most of our PC and retail customers, making Align the fastest volume product ramp in Atheros’s history and once again validating our belief that delivering both technology and cost leadership is a winning combination for both Atheros and our customers.

Notwithstanding our success this quarter, we remain cautious about the global macro economic outlook and continue to run the business prudently. While we believe we have achieved significant market share gains and growth rates over those of our peers, we are cautiously planning for at best a gradual economic recovery over the upcoming quarters while maintaining a realistic sense of the risk that the apparent recovery could revert to renewed recession. We balance this short term caution with our continued dedication to execute on our strategy of building a diversified communications company. To that end, we view this as an attractive time to utilize our strong balance sheet to help further our diversification efforts.

During the third quarter, Atheros entered into a definitive agreement to acquire Intellon Corporation in a stock and cash transaction valued at approximately $244 million on the date of the announcement, or $181 million net of Intellon’s cash and cash equivalents. I want to reiterate our excitement about the prospect of adding Intellon’s products to our increasingly diversified and rich portfolio of wired and wireless connectivity technologies. We are also looking forward to welcoming the world class Intellon team to Atheros. As we mentioned in last quarter’s conference call, Atheros is at its heart all about developing solutions that bring to life the consumer experience at the edge of the IP network, and the Intellon products will be an important part of meeting consumers’ growing needs.

We appreciate that many in the industry today recognize Atheros as a leader in wireless LAN solutions for PC and networking OEMs. While we are proud of our accomplishments in these markets against strong competitors, we have repeatedly expressed our intentions to diversify Atheros into additional large markets where we can leverage our technical core competencies and customer base to deliver unique value and ultimately build a world class fabless communication semi-conductor company. With this goal in mind, I’m particularly pleased that well over 20% of our third quarter revenue was achieved from noncore wireless LAN markets. Our ROCm mobile wireless LAN, ETHOS ethernet products, ROCm GPS, and ROCm Bluetooth solutions are all driving this diversification. We look forward to discussing this in greater detail at our analyst day event on November 5.

Let’s now review our third quarter progress in our PC, networking, and consumer channels. PC customers accounted for 40% of our third quarter revenue and, as expected going into the quarter, represented one of our strongest channels. The strength in PCs was broad, spanning many customers and segments. In addition to growth in value oriented notebooks and netbooks, we also saw momentum in medium and higher end notebooks and wireless LAN enabled desktops or net-top platforms. Our Align products, which provide significant improvements in speed, coverage, and power consumption over legacy 11g products were an important part of our PC growth. Atheros’s XSPAN solutions, which are incorporated into midtier and enterprise grade PCs, also had a strong quarter — not only as a result of a more balanced spending environment, but also due to market share gains with some key OEMs.

As expected, our ETHOS Ethernet product lines provided strong growth in the third quarter as a result of significant market share gains in notebook, netbook, and desktop platforms. With the recent introduction of our fourth generation Fast and Gigabit Ethernet LAN solutions, we are now leading the pack with groundbreaking innovations in the areas of features and power consumption while meeting the aggressive price points our customers expect. Given our current volumes for Ethernet into PCs, it is now clean that Atheros is a tier one vendor of Ethernet LAN and PHY solutions — a significant accomplishment given that we entered this mature market only two years ago.

Another area today where we are making good progress with our PC customers is Bluetooth. Today our Bluetooth products are shipping to multiple PC OEMs. Computing customers are also showing strong interest in our new Bluetooth 3.0 solution as well our recently announced Bluetooth/wireless LAN combo solution, which offers two critical PC technologies on a single PCI Express [heart] mini card. This solution provides industry leading power consumption and raises the bar for wireless LAN, Bluetooth and 3G cellular coexistence by leveraging Atheros’s unique universal wireless cooperation technology.

We recently announced a new technology of two stream XSPAN solutions, featuring enhanced integration which are capable of 300 megabit per second PHY rates. The new AR9287 will make our premium XSPAN technology accessible to an even wider array of products such as netbooks and value notebooks. These products are sampling today, and we expect volume shipments in the first quarter of 2010. We believe we remain well positioned in PCs with our expanding connectivity product portfolio to capitalize on several important and positive trends in the PC market over the next few years. These trends include the introduction of Windows 7, an increasing Bluetooth attach rate, the emergence of wireless LAN enabled desktops, a decreased emphasis on CPU and wireless LAN bundling, and of course the notable momentum of netbooks.

Our networking channel represented 38% of our revenue in the third quarter, up 15% sequentially. Within networking, the retail, carrier, and enterprise channels each provided double-digit sequential increases in revenue due to strong demand momentum for Atheros’s XSPAN and Align 11n solutions, ethernet switches and network processors. In retail, Atheros’s single stream Align products, including the AR7240 wireless LAN access point SOC with integrated ethernet switching, continue to provide us market share gains, most recently at customers like NETGEAR, Linksys, and Buffalo. At the high end, NETGEAR’s recently introduced RangeMax Dual Band Wireless-N Gigabit Router based on Atheros’s XSPAN wireless LAN, was very well-received by the press and channel customers alike. While our retail channel posted its third consecutive quarter of revenue gains in the third quarter on the back of continued market share gains, it is still below third quarter 2008 levels, reflecting the challenging economic environment worldwide.

In our carrier channel, we continue to work closely with our diverse set of customers to help improve the reliability range and overall user experience for delivering the triple play services of data, voice, and video. One exciting customer is Ruckus Wireless, which provides its customers a wireless video and delivery system designed explicitly for multi-media distribution by carriers. Ruckus’s smart WiFi system, based on Atheros 11n wireless LAN technology, delivers a robust multi-media experience throughout the LAN, including features for audio provisioning, auto upgrade, suboptimization, remote diagnostics, and control — all of which reduce expensive carrier truck rolls.

The consumer channel, which includes mobile wireless LAN, Bluetooth, and GPS as well as wireless LAN and Ethernet for wired digital media devices such as TVs and media players, was 22% of our revenue in the third quarter. Revenue from this channel more than doubled sequentially to a new record level, further demonstrating the diversification of our business. As expected, gaming was a strong growth driver in the third quarter as customers built up gaming device inventory ahead of seasonal holiday demands.

Moreover, revenue from nongaming consumer products also provided impressive results, growing more than 50% sequentially, driven by continued uptake in the handset market for Atheros’s leading AR6002 ROCm mobile wireless LAN solution. The AR6002 provides unparalleled low power consumption, coupled with industry-leading throughput performance, and market-innovating features such as Atheros Direct Connect AP Mode, which provides simple and seamless peer to peer wireless LAN connectivity. Indeed, this feature has proven to be so popular that the WiFi lines just last week announced creation of a specification called WiFi Certified WiFi Direct, which essentially standardizes Atheros’s Direct Connect — yet another example of Atheros innovation driving the market forward. Atheros has now secured more than 100 design wins since we introduced our first ROCm wireless LAN solutions.

In the handset market, the wireless LAN attach rate continues to climb rapidly as smartphone users increasingly demand the improved connectivity rates offered by wireless LAN to enable fast web browsing, rapid media sharing, and quick application downloads. In October 2009, our supplier board forecast that wireless LAN attach rates in total handsets will reach 13% in 2010, up from 5% last year. Moreover, as 3G cellular networks become increasingly burdened by data intensive usage around the world, there’s been a noticeable change in carriers’ receptivity towards wireless LAN in handsets. Carriers are now encouraging wireless LAN inclusion in handsets to help offload the data burden on their wide area cellular networks.

In addition, cellular carriers are establishing partnerships with wireless LAN hotspot vendors to allow them to seamlessly offload traffic using wireless LAN. Examples of this includes Verizon’s partnership with Boingo and AT&T’s acquisition of Wayport and partnership with Starbucks. During the quarter, many exciting mobile production were introduced with Atheros ROCm wireless LAN technology, including Microsoft’s next generation Zune HD with high performance media capabilities, the T-Mobile Pulse smartphone based on the Android operating system, and the innovative PND centric Garmin nuvifone.

Moving to the navigation market, Atheros’s ROCm GPS solutions continue to build a reputation for leading in technology and features at an attractive price point. Building on this credibility, Atheros has established a partnership with PND application process and market leader Samsung LSI to provide our shared customers reference designs that include Atheros GPS and Bluetooth chipsets. This powerful product combination has already been well-received by customers who are looking for leadership in GPS performance.

Looking ahead, we are excited about the many growth opportunities we see in new consumer electronics products, including televisions, Blu-ray players, media devices and IPTV set-top boxes. We are actively involved in many exciting design wins that we look forward to discussing after the customers’ products have launched.

In conclusion, Atheros clearly recorded a very strong third quarter on all fronts due to continued execution and keen customer focus. We remain committed growing our business through a relentless drive towards innovation as a vehicle for competitive differentiation. While we are conscious of the difficult economic environment surrounding us, our focus on market share gains and diversification is paying dividends in the form of our record results and strong momentum. We are well-positioned to continue growing Atheros into a leading provider of diversified communication products by gaining share in both existing and new markets. We look forward to sharing our progress with you over the upcoming quarters.

With that, I will now turn it over to Jack, who will provide more details on our third quarter results and our fourth quarter guidance. Jack?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Thank you, Craig, and thanks all of you for joining us today. First I’ll outline our financial results for the third quarter ended September 30, and then I’ll provide our fourth quarter guidance. Going into the quarter, we anticipated a strong Q3. Our results were better than both our initial expectations and our increased guidance issued September 8. Strong product cycles, market share gains, and increased revenue from our diversification efforts enabled us to both exceed our revised third quarter guidance and achieve record revenue and earnings. Additionally, operating expenses decreased 760 basis points sequentially as a percentage of revenue and operating income of 19.4% was above our long-term operating model target. As a reminder, our revised third quarter guidance was for revenue of $145 million to $150 million, and EPS of $0.35 to $0.39.

Revenue was a record $156.6 million, up $44.4 million or 40% sequentially from the $112.2 million recorded in the second quarter. Revenue in the third quarter increased $18.6 million or 13% compared with the $138.1 million achieved in the prior year comparable quarter. Strong wireless LAN and ethernet shipments to our PC customers as well as exceptionally strong demand for our ROCm products with gaming, handset, and consumer electronics customers fueled this 40% increase in revenue.

Based on the product mix data, the breakdown of revenue for our wireless LAN chipsets was as follows. 11g and AG combined was 50% in Q3 and it was 57% in Q2. 11n was 50% in Q3 compared with 43% in Q2. Our 11n revenue reached record levels both in terms of revenue and units shipped in Q3, driven by the rapid adoption of our Align single stream 11n products and the continued strength of our XSPAN shipments. Sales of 11n products to our PC OEM, retail, and enterprise customers were particularly strong, driven in part by the ramp in shipments of our Align 9285 solution. Our Align products are now the fastest ramping chips in the history of Atheros, with well over 10 million units shipped to date. Combined 11g and AG shipments also increased sequentially in terms of both dollars and units, driven largely by mobile gaming, handset, and consumer electronics product ramps as well as strong shipments to our carrier and enterprise customers.

The percentage breakdown of revenue by channel based on the data supplied by our ODMs was as follows. Networking was 38% of revenue compared with 47% in Q2, PC OEM was 40% compared with 39% in Q2, and consumer was 22% compared with 14% in Q2. Networking revenue increased 15% or $7.7 million sequentially. This 15% increase was driven by the strength of 11n shipments to our retail, carrier, and enterprise customers, as well as strong 11g shipments in our carrier and enterprise channels. Revenue from our PC OEMs increased 44% or $19.3 million sequentially due to the rapid adoption of our Align and XSPAN 11n products, coupled with significant increases in our Ethernet shipments. Consumer revenue increased 108% or $17.5 million sequentially. Strong adoption of our ROCm mobile wireless LAN products and gaming handset and consumer electronics products drove record revenue and units in our consumer channel.

Third quarter gross margin was 48.4%, up 100 basis points from Q2 and 40 basis points above the high-end of our guidance range. The improvement in gross margin was due to a favorable product mix and continued supply chain cost reductions.

Total operating expenses were $45.4 million, up 10.6%, and above the high-end of our guided range. While we began hiring again in Q3, and this resulted in increased headcount related expenses, the vast majority of this increased operating expenses in the third quarter related to a one time catch up in our bonus accrual and there-establishment of certain employee benefits as a result of our improved performance. Operating profit reached record levels in the quarter, up 150% sequentially to $30.3 million. Our operating income came in at 19.4% of revenue, an increase of 860 basis points, exceeding our long-term target model range of 17% to 19%. Compared with Q3 2008, operating income increased 24%.

Interest and other income was $1.4 million, down $200,000 from Q2, and our Q3 tax rate was slightly better than anticipated. Net income was a record $29.3 million or $0.46 per diluted share for the third quarter. This compares with net income of $12.3 million or earnings of 20% per diluted share in the second quarter and was $0.07 above the high end of our revised EPS range. Average fully diluted shares outstanding were 64.2 million in Q3 and 63 million in Q2.

GAAP net income for the third quarter was $38.6 million or $0.60 per diluted share. This compares with a GAAP net loss of $250,000 or $0.00 per diluted share in the second quarter of 2009. A full reconciliation of GAAP to nonGAAP financial measures can be found in our press release. Included in the GAAP net income for the quarter was an $874,000 charge related to the additional impairment of our auction rate securities, acquisition costs of approximately $1 million related to the proposed Intellon transaction, and a $21.7 million one time benefit resulting from the favorable settlement of a foreign tax liability.

Turning to the balance sheet, as of September 30, total cash, cash equivalents, and short term marketable securities were a record $382.8 million, up $42.2 million from prior quarter end. This was primarily driven by $39 million in cash generated from operations. DSOs were 35 days in Q3, down from 37 days in Q2, and well below our target range of 45 to 55 days, due to the linearity of shipments throughout the quarter and exceptionally strong cash collections. Inventory turns increased to 7.5 times from 6.7 in Q2 and were above our target range of five to six times. Days of inventory on hand were reduced to 49 days from 55 in Q2. The company continues to have no debt. Total current liabilities at the end of Q3 were $103.4 million. During the third quarter of 2009, our capital expenditures and depreciation were $1.2million and $1.3 million respectively. As of September 30, we have 1,099 full-time employees, up 31 from the end of Q2.

I will now move on to our guidance for the fourth quarter. As previously announced, on September 8 we entered into a definitive agreement to acquire Intellon Corporation. We currently expect this transaction to close in December. Our guidance for the fourth quarter excludes the consolidation of Intellon results upon the expected closing of the transaction later this year.

Over the past two quarters, our business has improved significantly as a result of strong product cycles, continued market share gains, and a significant increase in revenue related to our diversification efforts. In Q4, we once again expect business to improve. In our core wireless LAN business, we anticipate a continued increase in 11n revenue driven by the ongoing adoption of our Align and XSPAN products. Additionally, we expect continued market share gains for our ETHOS Ethernet products, which will result in yet another quarter of record Ethernet shipments. As a result, we expect revenue to increase in both our networking and PC channels, with the networking channel being the stronger of the two. Consumer channel revenue will also be strong, due primarily to increases in ROCm mobile wireless LAN revenue with gaming and handset customers. Based on the overall strength of our business and our current visibility, we anticipate Q4 revenue will be in the range of $170 million to $175 million.

The overall pricing environment for our products is very competitive and we expect this to continue in the fourth quarter. We expect ASP declines to be partially offset by a ramp in our [costs to down] wireless LAN solutions and an expected favorable product mix. We therefore currently anticipate our fourth quarter gross margins will be in the range of 48% to 48.5%. As we have done throughout this economic downturn, we will continue to invest prudently in the people, product tapeouts, and infrastructure necessary to support our continued long-term growth and entry into new markets, but will do so with the moderation that’s appropriate for these times.

In the fourth quarter, we currently expect operating expenses will be between $44.5 million and $46 million, representing a range of down 2% to up 1% sequentially. The majority of this increase will be R&D related, including significant investments in new product development including headcount additions. We expect interest income to be relatively flat, and our estimated pro forma tax rate for Q4 is expected to be approximately 12.5%. Accordingly, for the fourth quarter we anticipate EPS to be in the range of $0.51 to $0.54 based on fully diluted shares outstanding of 65.5 million.

In the third quarter, Atheros delivered significantly better than anticipated top and bottom line results. Based on the midpoint of the fourth quarter revenue and EPS guidance we just provided, we now anticipate full year 2009 revenue growth of over 10% and EPS growth of over 15%. While our core wireless LAN business has recovered from its lows at the beginning of the year, it’s our investment in diversification that has provided us much of this growth.

Building on the strength of our diversification efforts in the first three quarters of the year, we expect well over 20% of our full year 2009 revenue will come from our mobile wireless LAN, ethernet, GPS, and Bluetooth product lines, clearly demonstrating that our strategy to build a diversified communications company is starting to pay dividends. Additionally, upon the expected closing of the Intellon transaction later this year, we will further strengthen our diversification efforts as we head into 2010.

While we are quite cognizant of the difficult worldwide economic environment surrounding us and we continue to proceed cautiously, we are quite pleased with our strong design win activity and the progress we are making toward the achievement of our long-term vision for Atheros. So with that, let me hand it back over to Craig.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thanks, Jack. Operator, we are now ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Your first question will come from the line of Ramesh Misra with Brigantine Advisors. Ramesh, your line is open.

David Allen - Atheros Communications, Inc. - IR

Why don’t we move on, and we can come back to Ramesh?

Operator

Your next question comes from the line of Daniel Amir with Lazard Capital.

Daniel Amir - Lazard Capital Markets - Analyst

Thanks a lot. Thank you for taking my call. Congratulations. A couple questions here. Can you expand a bit more on the gross margins here? Essentially, you’re guiding around a flattish or gross margins range. What — the dynamics here, is it really more product mix?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Yes, Dan, it’s Jack. Clearly gross margins are driven quite a bit by our product mix and we have some things working for us, of course — the product mix and supply chain improvement. And, of course, we work in very competitive markets. So very competitive markets mean we have to deal with ASP erosions on a quarterly basis.

So I think none of this comes as a surprise with us, and frankly it wasn’t too many quarters ago when people thought our gross margins were heading down in a different direction. We’ve been able to increase those margins with products like the 9285, the upcoming 9287 product is another good product for us, and frankly just [copying] down our ethernet solutions. Each of these are part of our strategy, technology, and cost leadership. As we do that, it works in our favor. I don’t expect the competitive environment to change anytime soon. It’s always going to be competitive out there, but I think our financial results speak for themselves when it comes to building the right type of business model for being a competitor in this space. Daniel, are you there?

David Allen - Atheros Communications, Inc. - IR

I guess we’ll go on to the next question.

Operator

Your next question comes from the line of Gus Richard with Piper Jaffray.

Gus Richard - Piper Jaffray & Co. - Analyst

Yes, thanks for taking my question. Congratulations on a nice quarter. Can you talk a little bit about your inventories? While they are up a bit in dollars or down in days, do you feel comfortable with the inventory and your ability to get product to ship?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

So, Gus, it’s Jack. From an inventory perspective, I think that clearly we’ve been trying to ramp up our inventory as our business has grown. Obviously our business was up 28% going into last quarter and then 40% coming into — or coming through Q3 here. So keeping up with that is always a difficult task.

But our partners are working very well with us, whether that’s the foundries or the backend suppliers — they are doing everything they can to help us. And so far we are making good progress. Obviously we’ve got a lot of inventory that we are trying to build up, but we are trying to be very cautious about it as we have not increased our buffers back to the levels that they used to be at. Overall, I think we are making good progress, and certainly we are meeting the needs of our customers, and I think that’s the most important thing.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Gus, part of it is as you know with we’ve had a somewhat contrarian foundry strategy, and I think the diversity of suppliers we have and the process nodes that we are are generally favorable for us as we’ve been managing this big upswing in our business. We do hear in the industry that things are a lot tougher supply-wise at 65-nanometer, and obviously that’s something that doesn’t affect us at least yet.

Gus Richard - Piper Jaffray & Co. - Analyst

Right, and that was my next question. You guys with Intellon are going to have a 65-nanometer product, and I imagine more are going to be coming over the next few quarters. How do you guys feel positioned given the tightness and likely continuation of that, at that node?

Craig Barratt - Atheros Communications, Inc. - CEO & President

I think we are very comfortable with how we are positioned. Just like many aspects of our business, we want to do the best job at the right time, and that’s true of advances in process nodes, it’s true of our product roadmap, and technologies and integration and combos. We are going to be there when it really matters, and we think our timing here is going to work out very well.

Gus Richard - Piper Jaffray & Co. - Analyst

Just the last one for me. There’s been a lot written by me as an example about an overshoot on inventories. I was just wondering what do you see out there in the channel? What are you guys thinking in terms of the industry’s ability not to overshoot and have a problem in Q1?

Craig Barratt - Atheros Communications, Inc. - CEO & President

We are trying to be cautious and you do see that in our own inventory numbers, and we really believe that as we look into the downstream channel from us, the inventory levels still appear to be quite low. That could change in the future. There certainly are no guarantees. But at this moment, things really do seem healthy in terms of ordering pattern. Of course the overall trends in the market has been this drive to value where the unit volumes can still be quite healthy in many of the channels we address, and that certainly has been favorable for the fact that we have been really good at addressing cost structure.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

One other thing I’d add is that a lot of our growth has come from our diversification. And I think that that’s an important element. So when you come and look at some of the parts of our core wireless LAN business, while clearly we had a very strong quarter and the core wireless LAN business is starting to recover, there are elements of that business that are not back to levels of last year. There’s things like the consumer channel, where we have a variety of the mobile wireless LAN products, and other — and things like ethernet. Those are the places where we’ve really started to get a lot of our revenue growth over this year. And I think that’s evidenced by fact that 20% of our revenue this year is going to come from those noncore wireless LAN products. So while we certainly are very cautious about it, we are also realistic in looking at our growth is very much driven by some of the diversification efforts to date.

Gus Richard - Piper Jaffray & Co. - Analyst

Okay. I’ll pass it on to the next guy. Thank you.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thanks, Gus.

Operator

Your next question comes from the line of Brett [Cairo] with Caris & Company.

Brett Cairo - Caris & Company - Analyst

Thanks for taking my question. It’s Brett here for Craig Ellis. Can you give us your thoughts on your Ethernet controller share and maybe going into 2010 what you see in netbooks and notebooks overall?

Craig Barratt - Atheros Communications, Inc. - CEO & President

It’s a bit more difficult for to us look at overall share numbers. We do track those internally, but we are not talking about them publicly. What we have reflected in our prepared remarks is that our Ethernet business has been at record levels in Q3 following a record in Q2 and we expect that to continue going forward. So we definitely know our share is on a very positive trajectory.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

I think two things to emphasize here are that Ethernet is part of our platform approach. We like going into markets where — in the case of the retail Access Point/Routers, we can sell Ethernet as part of our overall solution, and that really gives us an advantage in having more silicon to sell. And then in the PC, of course being able to go in and bundle wireless LAN and Ethernet together, and of course Bluetooth and some of the notebooks that are now coming out — I think that’s a big advantage for us versus some of our competitors out there.

The other thing with Ethernet that’s important is that we are just at the tip of the iceberg of what we can do with our Ethernet business. Today we are very, very focused on the LANs and PHYs that are frankly driving our business and have made us — allowed us to come from pretty much nowhere and become a viable Tier One player in the mark. Moving forward, obviously we’d like to move more upstream on the Ethernet business and that’s part of our plan over the next few years.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Of course we also expect some nice product synergy in the future with Intellon, since there is clearly good proximity between ethernet and powerline and other wire technologies as well.

Brett Cairo - Caris & Company - Analyst

Thanks a lot.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thanks.

Operator

Your next question comes from the line of Gary Mobley with Noble Financial Group.

Gary Mobley - Noble Financial Group - Analyst

Congratulations on an exceptional quarter. A couple of questions. ROCm products — I’m just curious if you may now expect a more pronounced first quarter seasonal drop in 2010 based on greater mix of wireframe games, [consoles], cell phones, et cetera?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

So, Gary, it’s Jack. Obviously, the strength in our consumer market does expose us more to seasonality than we’ve historically been exposed. But on the other side of it, historically in past years we’ve been able to benefit from share gains and product launches in those particular quarters. So while clearly some of the consumer business will be a little bit more seasonal, how that will affect us in Q1 — I think is just too early to tell. But overall, I think we are pretty happy to have some of these consumer pieces of revenue right now as they’ve been clearly one of the great drivers of our business this year.

Gary Mobley - Noble Financial Group - Analyst

Sure. And you guys have been very successful in the netbook market as that is market is finally coming full circle. I’m wondering how you are going to be able to hang onto market share, given that it’s so high, and then as well as what the adoption for the combination shipped 11n Bluetooth solution looks at this point in time?

Craig Barratt - Atheros Communications, Inc. - CEO & President

Gary, in our prepared remarks, we did talk about number of the growth drivers in the PC market, which I think overall created a positive momentum. I think the netbook category is starting to blur more and more with the low end notebook category, and so separating that out as a particular category I think will probably make less sense going forward. And we view that as a continuum of platforms at various price points with different feature levels. And I think we have a product lineup and a product roadmap that addresses all of the price performance points that the customers are looking for, and that includes not just WiFi but also Ethernet and other technologies too. And we are obviously one of the innovators in the low end of the market with Align single stream solutions. But as we mentioned in the prepared remarks, we are also introducing mid-range XSPAN products which help fill in this continuum of products. So I think overall we expect the PC market to be definitely a good channel for us in the coming year.

Gary Mobley - Noble Financial Group - Analyst

Thank you, guys.

David Allen - Atheros Communications, Inc. - IR

Thanks, Gary.

Operator

Your next question comes from the line of Dan Morris with Oppenheimer.

Dan Morris - Oppenheimer & Co. - Analyst

Hi, guys, I want to add my congratulations. Craig and Jack, both of you mentioned this cautious macro environment, although it really doesn’t seem to be impacting you guys too much. Is there anything that you’ve been seeing specifically that prompted that comment, any changes in lead times or cancellations, anything like that?

Craig Barratt - Atheros Communications, Inc. - CEO & President

I mean, we’re giving you an update on the state of the business as we see it today. And certainly given our guidance, we think that our business will be quite strong through the fourth quarter.

Dan Morris - Oppenheimer & Co. - Analyst

Okay. Turning to — you mentioned also that you have already have over 100 ROCm design wins. Could you update us on how many of those are in production and how many of those are specifically related to the handset business?

Craig Barratt - Atheros Communications, Inc. - CEO & President

I would say the following. The vast majority of those design wins do relate to handsets, and a minority of those design wins are actually shipping or in production today. I think we have a nice pipeline of products that will be coming to market in the coming quarters.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

I think just in general we are optimistic about some of the trends we are seeing in the handset side, because the partnership with Qualcomm works very well. The overall market trends are moving towards wireless LAN, becoming — it’s not a 30% or 40% attach rate, but it’s growing at a nice rate. And so the opportunities are big and we feel like we have these low power solutions, which are really taking hold in some key areas. And that should really give us a nice growth opportunity for the upcoming year.

Dan Morris - Oppenheimer & Co. - Analyst

Okay. Just one more for me. Jack, you had alluded to the pricing environment with the prior questions. Could you just maybe be a little bit more specific? Did the price declines in 3Q contract in line with your expectation, and 4Q is it still that mid single-digit that type of range we’re looking at?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Yes, I would say the following. They were in line with our expectations going into the quarter. They were slightly more than the previous quarter. But you also have to counter that with the fact that we are launching right now our Align products, which are lower ASP type products, but are relatively profitable for us, too. So ASPs don’t tell the whole story here, and the mix is certainly working in our favor. And that’s why the you see the 100 basis point increase in the gross margins.

Dan Morris - Oppenheimer & Co. - Analyst

Thank you.

Operator

Your next question is from the line of Romit Shah with Barclays Capital.

Romit Shah - Barclays Capital - Analyst

First, a clarification. Do you expect all three of your segments to grow sequentially this quarter?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Yes.

Romit Shah - Barclays Capital - Analyst

Okay. And then Craig or Jack, you guys have put up pretty big numbers in the last two quarters, and it looks like that’s going to continue into Q4. At first blush, though, it looks well in excess of how your end markets are performing. Is there any way you can share with us how you think your base business is performing on a year over year and — or give us a rough sense of how much share gains or new product cycles have contributed to growth?

Craig Barratt - Atheros Communications, Inc. - CEO & President

Well, I think the conclusion from your question is certainly things that are under our control and are things that we’ve been using to override the broader impacts we are seeing from the economy. We noted in our prepared remarks that — in the retail channel specifically that despite very nice sequential quarter over quarter growth throughout this year, that was off of the low base. And in the third quarter, retail is not yet fully back to our previous record level for that channel, which was set a year ago. I think that’s an example where our share gains have absolutely helped our business, and they were product cycles that have absolutely helped our business, but the impact on the consumer retail market has certainly been felt by us and others. So we are certainly not immune to these impacts. But I think our ability to execute ahead or beyond the impacts that everyone is feeling is what’s delivered the good numbers in our business.

And don’t forget that added on to this is this whole area of diversification which is really starting to pay off. So our consumer business is substantially higher than it was a year ago. And based on the design wins and other things that we have reflected in response to the previous questions, that clearly is something that will continue to favor us in the future.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

I think that’s a really important point that Craig makes. For years, we’ve been telling you guys that we are going to diversify out into other channels and markets, and it just happened to really kick in this year. And so that is where a lot of our growth has come throughout the year. So our retail channel is down a bit from last year. PCs are up a bit, but not frankly that much from where they were at last year. And so when you factor into things like the evolution of our ethernet products into the PC channel, that makes a big difference.

Overall, we are very realistic about what’s going on around us. I mean nobody can sit here and think or at least brainwash themselves into believing that the economy is fantastic out there. There are pockets that are in relatively good shape. But overall, we are very cautious, and it just so happens that innovative products like our Align solutions were launched at the right times, in the right channels. And in the end there’s been a flight to value, and then flight to value plays right into our hand.

Romit Shah - Barclays Capital - Analyst

That’s helpful. Craig, just in terms of diversification, do you now feel after the Intellon deal closes that you have all the necessary pieces to scale Atheros going forward?

Craig Barratt - Atheros Communications, Inc. - CEO & President

We really view this as a step in a journey, and that journey can follow multiple parts. There certainly is no imminent endgame where we feel we have a complete portfolio of products. In each of the channels we serve, we see terrific opportunities to broaden our capabilities in markets and technologies in a number of different ways. But just like the rest of our business, we tend to be very cautious and paranoid about not adding too much risk to the business. So the business — obviously the largest acquisition that we have made and this transaction hasn’t closed yet. So I think we have a lot of work ahead of ourselves to prove out this business and to really achieve some of the benefits we hope. But of course we will continue to look at other opportunities, and if we find some opportunities that reflect exciting technologies and ones that are very complementary to what we are doing, those could be areas that we execute on in the future.

Romit Shah - Barclays Capital - Analyst

Okay. Thanks. Nice quarter.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thanks, Romit. Appreciate it.

Operator

Your next question comes from the line of Tore Svanberg with Thomas Weisel Partners.

Tore Svanberg - Thomas Weisel Partners - Analyst

Great quarter. First question for Jack. Jack, isn’t it time to maybe look at those long-term operating targets again, those operating margin targets? Or are you basically going to wait for the Intellon closure?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Oh, yes. So we are quite pleased obviously that we are above our long-term operating model targets. When we get to points like this, we certainly look to make sure that that is what makes sense going forward. We did adjust them two years ago, up from 16% to 18% target to 17% to 19%. We will be taking everything in, and if it makes sense to actually adjust those upwards, we will. I think size will also help here. As we get larger, hopefully we can be more focused on becoming an even more profitable company. But in the end, it really comes down to whether we are going to build a diversified communications company, and if that requires investment now, then that’s something we should be doing — because what we believe is that we have the ability to do something that most companies don’t get an opportunity to at least try to do. And to do that, you do have to make the investments in R&D.

Tore Svanberg - Thomas Weisel Partners - Analyst

Fair enough. And if you look at Ethernet, you’ve been in the market for two years now and obviously doing quite well. Should we think of your share gains there now — are we still in early innings there or do you think the share gain story will continue throughout next year?

Craig Barratt - Atheros Communications, Inc. - CEO & President

Well, I mean on an aggregate basis, one of the things we look at is the TAM of all the markets we address, and although our revenue growth has been very strong, we have always been focused on having the TAMs that we can address grow faster or as fast as the revenue itself. And I think over the last three years with the markets that we have entered, the TAM is frankly a lot bigger than our share. And that’s actually a good thing, because it means that is more headroom in the new markets that we’ve entered. So clearly, I mean although our Internet business is growing to record levels for us, there’s a lot of Ethernet revenue out there — similar Bluetooth, GPS, also represent opportunities that we have a growing part that nevertheless is still a very smart part of a big market. Actually, that’s actually been an additional benefit for us in the downturn because if your share quite low in these new areas, if the overall TAM goes down temporarily because of the economy, that has a second order impact on your business. The first order impact is share gain. So I think in the new areas, clearly our strategy is to really focus on gaining share.

Operator

Your next question comes from the line of Aalok Shah with D.A. Davidson.

Romit Shah - Barclays Capital - Analyst

Congratulations as well. A couple quick questions for you. On Q4, your guidance is up 10% from mid-point, and I know some of this is some of the share gains. But there a way to quantify how much of this might be seasonal? And then also are you guys still seeing some inventory fill in still happening at this point in the channel itself?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

It’s Jack. I think we’ve been clear about where our, what’s causing the product designs or what’s causing the product revenue gains at this point. Obviously we are in a good cycle for our products in the PC market. We are seeing a networking business recovery. Remember that part of our business was only up 15% in the last quarter and places like retail are still below where they were at last year. And frankly our consumer business and our diversification revenue is what’s providing much of the growth at this point. So as far as seasonality, et cetera, I mean, we don’t know at this point. What we know is that designwise we are in a very good spot right now, and that’s played out with some nice revenue increases over the last couple of quarters.

Romit Shah - Barclays Capital - Analyst

And, Jack, were there any 10% customers in the quarter?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

There were two 10% customers in the quarter.

Romit Shah - Barclays Capital - Analyst

Thank you very much.

Operator

Your next question comes from the line of Dunham Winoto with Avian Securities.

Dunham Winoto - Avian Securities - Analyst

Thanks for taking my questions. First question is I know that you guys have done really well and specifically in the notebook market. Can you give an update on what Intel is doing lately in that market? And also desktops is an area that you guys haven’t really been a big participant of. What do you guys see as your opportunity for desktops?

Craig Barratt - Atheros Communications, Inc. - CEO & President

Sure. Obviously it’s not appropriate for to us speak about Intel’s strategy. Clearly this is a segment that they have really been leading in with their processor technology. The Atom processor clearly has enabled a new and exciting market. But it’s also a segment that other people are trying to address too as evolutions of smartphone platforms. And clearly as these devices get smaller and more compact, whether they are bigger smartphones or smaller netbooks, connectivity really becomes a much more important factor in the user experience — whether it’s social networking, whether it’s web access, or streaming media and so on. So I think our role in these platforms continues to be one where we can deliver more and more of the value that drives the consumer experience.

So your question about desktops, I mean certainly that’s an area where wide connectivity technology has certainly dominated because of the lack of portability or mobility. So ethernet clearly is the main technology we are driving into desktops. But as we mentioned in our prepared remarks, there are net-top type platforms which are desktop-like which are now attaching WiFi. And, of course, although it’s not a market which has really been a focus today, we can certainly imagine that other wide technologies like powerline could be interesting in the future for some of these other fixed devices around the home. I think we have some interesting avenues we can explore for each of the PC segments.

Dunham Winoto - Avian Securities - Analyst

Very well. Thanks for the questions.

David Allen - Atheros Communications, Inc. - IR

Great, thanks.

Operator

(Operator Instructions). Your next question comes from the line of Adam Benjamin with Jefferies.

David Allen - Atheros Communications, Inc. - IR

Adam, are you there?

Adam Benjamin - Jefferies & Company - Analyst

Can you hear me?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Yes, we can hear you.

Adam Benjamin - Jefferies & Company - Analyst

Hey, you missed me saying, nice job.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

You can say it again, it’s okay.

Adam Benjamin - Jefferies & Company - Analyst

Good job, guys. Good execution in a tough environment that’s improving. Just a couple follow ups, Jack, on gross margin you indicated that cost reduction are offsetting your ASP declines this quarter. And as you look out, you have talked about the Align solution carrying a better gross margin and Ethernet carrying a lower gross margin than say the corporate average. As you look out going forward, I’m just trying to better understand your guidance in how we should be thinking about the Align. With the ASP reduction that is — (inaudible).

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Adam, are you still there? Okay, I will just go ahead and take that.

I think your question is basically how do you balance the movement in the gross margins given the ASP declines and then of course the adoption of products like Align. There are multiple products that actually do help our gross margins. And as many of you know, we have a wide variety of gross margins across the various products that we sell. Some are relatively high and some are not so high. Together we are able to balance them. Right now we do have some favorable trends happening — some of the consumer products and some of the client solutions like the Align solutions actually work in our favor. Our job is to go out and sell the best products to the customers and move a lot of them in a way that are going to bring us profitability. To date that’s worked pretty well for us. Where that’s going to go long-term we don’t know for sure.

But we do know right now we are operating above our target model range, and while we are constantly looking for ways to bring up the margins of the company, we never do that at the sacrifice of building market share because overall we need to build a bigger company. I think that right now what you are seeing is a stability in our gross margins for the fourth quarter. That certainly is a good sign; particularly, given where we were at a couple quarters back. But where that goes in the next year will really depends on some of the products that we have today and some of the products that we will be announcing and introducing in the first half of next year.

Operator

Your next question comes from the line of [Stephen Patel] with Broadpoint AmTech.

Stephen Patel - Mark McKechnie - Analyst

Hi, thanks, great job. I have a couple of questions. This is Stephen for Mark McKechnie. What kind of visibility do you have on your December guide? Have you talked about how much of that is booked? And the second question is what kind of competition are you seeing at the low end from Taiwanese competitors?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

So as far as visibility, we don’t actually talk about how far booked we are into a quarter. I think our track record of hitting or exceeding guidance numbers speaks for itself, so we generally have pretty good visibility going into the quarter.

Regarding the low end, the competition that we have with some of the Taiwanese guys, we think competition is very fierce in wireless LAN and in Ethernet. In fact, in many cases, we are the aggressor. We are going to continue to do whatever it takes to actually win profitable market share for the company, and to date that’s obviously worked pretty well for us. Ethernet is a great example. We came from nowhere and we’ve been a price aggressor, but at the same time we are balancing that into financial results that are exactly in line with what our goals are for the company. So basically we know how to compete. It’s pretty straightforward. It’s technology and cost leadership. If you have the combination of the two of those, then it doesn’t matter so much where the competition is. You are going to be the winner.

Craig Barratt - Atheros Communications, Inc. - CEO & President

To be clear, the competitive environment actually has not changed in term of the members in the competitive space over the last four years — through multiple generations of technologies and products we’ve competed with these same players. Probably one of the differences is the total number of players in the space has generally trended down over the last four years. We’ve done this many times before. It’s the bread and butter of our business, and I think we have done a great job of balancing the share that we’ve been able to achieve and the topline revenue growth — but to do it at a gross margin which is compatible with our model going forward.

Stephen Patel - Mark McKechnie - Analyst

That’s it. Thank you very much. Appreciate it.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Thanks.

Operator

You do have a follow-up question from the line of Adam Benjamin, Jefferies.

Adam Benjamin - Jefferies & Company - Analyst

Can you hear me all right?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Yes, we got you, Adam.

Adam Benjamin - Jefferies & Company - Analyst

All right. So just a follow up, Jack, on the Align comments, 1x1 seems to be about 50% of your end mix now in the PC market. How do you see that mix trending as you go into 2010?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

I think that’s a little more granular than we are going to get, Adam. Obviously Align is designed to be an 11g replacement, and to the extent that products were 11g, we would like to move them all to Align. You will see a variety of other products that will address the multiple different versions of 11n that are out there. And we feel pretty comfortable that we will address high, medium, and low ends of 11n and that this transition, which is now over 50% of our wireless LAN revenue, will continue to happen as we move through 2010.

Adam Benjamin - Jefferies & Company - Analyst

And then one last on the Bluetooth side — you talked about multiple wins at PC OEMs. As you look into the first half of next year, do you plan to ship as a standalone Bluetooth module first or as a combo wireless LAN Bluetooth module?

Craig Barratt - Atheros Communications, Inc. - CEO & President

I think we have multiple opportunities here and we expect to address both of the areas that you mentioned.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

And we are shipping Bluetooth now in PC.

Adam Benjamin - Jefferies & Company - Analyst

And what you are shipping today — is that as a module or in a combo module?

Craig Barratt - Atheros Communications, Inc. - CEO & President

Today we are shipping standalone, but we are already sampling the combo module that we announced a few weeks ago.

Adam Benjamin - Jefferies & Company - Analyst

First half, Craig, we should expect to see a combo module from you guys?

Craig Barratt - Atheros Communications, Inc. - CEO & President

We’ve already announced one in the middle of —

Adam Benjamin - Jefferies & Company - Analyst

No, no, I meant shipping.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

When we actually announce products, they are actually sampling. So, yes, you should see volume productions of combo products in Q1.

Adam Benjamin - Jefferies & Company - Analyst

That’s all I got, guys, thanks.

David Allen - Atheros Communications, Inc. - IR

Thanks, Adam.

Operator

We have time for two more questions. Your next question comes from the line of [Eric Zernatti] with Bank of America.

Eric Zernatti - BAS-ML - Analyst

Thanks for taking my question. Just a clarification on the drivers for the gross margins in Q3. When you got it, you said that product mix was going to be a potential impact on your gross margins, leading to flat to slightly up gross margins for Q3. Was the, where was mix I guess different versus your initial expectations entering the quarter?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Going into the quarter? We saw an even more, an even stronger adoption of Align than we had originally expected going into the quarter. So that certainly helped us. And I would say that some of the consumer businesses were a little better than we had thought.

Eric Zernatti - BAS-ML - Analyst

I would have thought also that with the ethernet being such a big contributor to Q3, your gross margins would — your mix would be unfavorable relative to your initial expectations. Was there something else outside of Align that’s leading to the 100 basis points improvement?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

You have to remember that Ethernet, while doing extremely well, is a small portion of our overall business. So when pieces of our core wireless LAN business and even some of our consumer segments start to increase, become a higher portion of our overall revenue, then it’s going to have a bigger proportionate impact on overall gross margins for the company.

Eric Zernatti - BAS-ML - Analyst

Then, Craig, you talked about how you feel comfortable with your contrarian manufacturing strategy. As you go into next year, competitors are talking about introducing much lower cost very advanced nodes, products for wireless LAN PCs especially — how do you feel about these competitors going into the 55-nanometer node with the more integrated 11n product offerings? Thank you.

Craig Barratt - Atheros Communications, Inc. - CEO & President

That’s a competitive positioning that hasn’t changed for many years, and so I think we understand the dynamics of this well. One of the key things is our design capability allows to us design chips which are fundamentally smaller using fewer gates and less silicon than our competitors. And that’s true in all of the technologies that we are delivering, not just WiFi, but also Ethernet and other technologies as well. Soy that allows us to achieve a lower cost structure and it also allows us to be more flexible in our foundry strategy. And so that’s worked well for us in the past. Clearly we will advance to new process nodes in the future as well when the time is right, and we think the advantages that we’ve been able to deliver on our current process technology nodes will certainly carry forward to new nodes as well. So I think our position in this regard will continue to provide us benefit compared to our competitors.

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

Remember that if we went back in time to a couple of years ago, there was a lot of talk about us not being on 65-nanometer and how that would impact us and how we wouldn’t be able to to be competitive. And in the end, our business has grown, our margins have been solid, and our market share has increased. And that approach has been proven to work and we expect to be able to continue to prove that approach out over the next year and the following years after that.

Eric Zernatti - BAS-ML - Analyst

Thanks.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thanks, Eric.

Operator

Our next question comes from the line of Quinn Bolton with Needham and Company.

Quinn Bolton - Needham & Company - Analyst

Thank for squeezing me in. Craig, in your prepared comments, you mentioned one of the opportunities going forward was the decreased bundling between wireless LAN and CPUs, and trying to see if you could provide more color. How much of that is still a future opportunity versus has there been any benefit over the last couple of quarters from that debundling?

Craig Barratt - Atheros Communications, Inc. - CEO & President

I think it’s hard for to us give specific color on that because clearly it relates to the CPU suppliers’ strategy, and we think their overall commitment in this market really hasn’t changed. But the way they bundle and structure products — they have at least announced they will do that differently going forward. I think that’s something that in terms of our own revenue hasn’t yet had much impact in the third quarter.

Quinn Bolton - Needham & Company - Analyst

Okay. Great. And then just a last question. I think on the last conference call you mentioned that you had seven of the top 10 PC OEMs using Align. I was wondering if there had been an update or is seven out of 10 still the right figure?

Jack Lazar - Atheros Communications, Inc. - CFO & VP of Corporate Development

So, it’s Jack. We actually didn’t provide an update this time, so you can assume that it’s no less than.

Quinn Bolton - Needham & Company - Analyst

Okay. Great. Thank you.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thanks, Quinn.

Operator

At this time, I would like to turn the call back over to Dr. Craig Barratt for closing remarks.

Craig Barratt - Atheros Communications, Inc. - CEO & President

Thank you. I’d like to thank all of you for joining us today. I would also like to especially thank our employees that worked so hard to provide our customers with great new products and industry leading technology.

Atheros will be participating in six investor events this quarter. On November 5, Atheros will be hosting an analyst day event in Santa Clara, California. On November 12, we will be participating in the Thomas Weisel Partners Midwest One On One conference in Chicago. On November 19, we will be participating in the UBS First IT Hardware [Food Chain] mini conference in New York. On December 2, we will be presenting at two conferences, NASDAQ OMX 23rd Investor Program in London and at the Credit Suisse Annual Technology Conference in Scottsdale, Arizona. And finally on December 8, we will be presenting at the Barclays Capital Global Technology Conference in San Francisco.

Thanks, again, for your interest in Atheros. Goodbye for now.

Operator

And this concludes today’s conference call. You may now disconnect.

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Important Additional Information and Where You Can Find It.

In connection with the proposed acquisition of Intellon Corporation, Atheros has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus and any amendments thereto when they become available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus, as amended (when it is available), and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus, as amended (when available), and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.